[Company Letterhead]

June 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    Jazz Semiconductor, Inc. (the "Company")
     Registration Statement on Form S-1, File No. 333-112071

Ladies and Gentlemen:

        The Company hereby applies for withdrawal of the Company's Registration Statement (File No. 333-112071) on Form S-1 filed with the Securities and Exchange Commission on January 21, 2004 and amended on March 8, 2004, March 29, 2004 and May 27, 2004 (the "Registration Statement"). The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. Since the Registration Statement was not declared effective by the Commission, no shares of Common Stock as described in the Registration Statement were sold.

        If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself or Jonn Beeson of Latham & Watkins, (714) 540-1235.

Sincerely,

JAZZ SEMICONDUCTOR, INC.

By	/s/ SHU LI Shu Li President and Chief Executive Officer
cc:
Jonn R. Beeson, Esq.
Christopher L. Kaufman, Esq.
Carolyn H. Follis, Esq.
David Ritenour, Esq., Special Counsel